

Form C



ADD COMMENT

Cover Page

Name of issuer:

Oshi Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 7/7/2023

Physical address of issuer:

2 University Plaza Drive
Hackensack, NJ 07601

Website of issuer:

https://www.oshi.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

13,287

Price:

$3.76

Method for determining price:

Dividing pre-money valuation $18,000,000.00 by number of shares outstanding on fully diluted basis at the beginning of the round.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other
   Describe how oversubscriptions will be allocated:
   As determined by the issuer

Maximum offering amount (if different from target offering amount):

$932,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,836,000.00	$7,877,000.00
Cash & Cash Equivalents:	$1,725,000.00	$3,356,000.00
Accounts Receivable:	$140,000.00	$124,000.00
Current Liabilities:	$545,000.00	$604,000.00
Non-Current Liabilities:	$6,036,000.00	$5,790,000.00
Revenues/Sales:	$222,000.00	$56,000.00
Cost of Goods Sold:	$602,000.00	$635,000.00
Taxes Paid:	$76,000.00	$0.00
Net Income:	($4,343,000.00)	($4,561,000.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Oshi Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer. ⓘ

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Yaron Samid	Managing Partner	TechAviv	2023
Eyal Briller	Advisor	Self employed	2023
Ofek Chana Ron	CEO	Oshi Inc.	2023
Merav Rotem Naaman	Venture Partner	State of Mind Ventures (SOMV)	2023
Abraham Meizler	Entrepreneur	Self Employed	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

ⓘ

Officer	Positions Held	Year Joined
Dr. Sam Bernhardt	CTO	2023
Ofek Chana Ron	CEO	2023
Eli Korzero	Fractional CFO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

ⓘ

Name of Holder	% of Voting Power Prior to Offering
	No principal security holders.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. ⓘ

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky: ⓘ

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Commission's temporary regulatory COVID-19 relief.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Purchasers of securities in this offering will hold a minority ownership position in the company and will have no ability to control or significantly influence company decisions, operations, or strategic direction. All major decisions regarding the business, including decisions about raising additional capital, entering into significant contracts, hiring or terminating key personnel, making acquisitions, selling the company, or declaring dividends, will be made by our management and board of directors, over which investors in this offering will have no control. The rights, preferences, and privileges of the securities being offered may be subordinate to the rights of other classes of securities that may be issued in the future. As a minority investor, you will be dependent on the judgment and competence of our management team, and you will have limited ability to protect your investment if you disagree with decisions made by management or the board of directors.

Oshi Inc. was incorporated in July 2023 and has a very limited operating history upon which investors can evaluate our business, financial performance, and prospects. We are an early-stage company in the process of developing and commercializing plant-based salmon products. Our business model remains largely unproven, and we have not yet demonstrated that we can successfully manufacture, market, and sell our products at scale or achieve sustainable market penetration. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development and expansion of an early-stage food technology business operating in a competitive and evolving market. If we are unable to successfully address these challenges, our business, financial condition, and operating results will be materially and adversely affected.

We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. We have not yet achieved

We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. We have not yet achieved profitability and may never become profitable. Our ability to achieve profitability depends on numerous factors, many of which are beyond our control, including our ability to successfully develop and commercialize our plant-based salmon products, achieve market acceptance, scale manufacturing operations efficiently, and generate sufficient revenue to offset our operating expenses. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our losses will likely increase as we continue to invest in product development, expand our retail and foodservice presence, install manufacturing equipment in additional facilities, and incur marketing and operational expenses associated with scaling our business. If our products do not achieve sufficient market acceptance or if we are unable to generate adequate revenue, we may never achieve or maintain profitability.

We will require substantial additional funding beyond this offering to fully develop our business, achieve our growth objectives, and reach sustained profitability. Our business plan contemplates significant capital expenditures for retail expansion, foodservice channel development, manufacturing facility installations, and ongoing operations. While the proceeds from this offering are intended to extend our operational runway and fund specific growth initiatives, there can be no assurance that these funds will be sufficient to achieve our stated objectives or that we will not require additional capital sooner than anticipated. We do not currently have any commitments or arrangements for additional financing, and there can be no assurance that additional financing will be available on acceptable terms, if at all. If we are unable to obtain additional capital when needed, we will be required to curtail our development and expansion plans, which may reduce our ability to continue business operations. Any future equity financings will result in dilution to existing investors' ownership percentage. While certain securities may carry anti-dilution or other protective provisions, there is no guarantee that future issuances will not result in significant dilution to current investors.

Our business is subject to general economic conditions and consumer spending patterns. Plant-based specialty food products may be perceived as premium or discretionary items, and demand for our products could decline during economic downturns or periods of reduced consumer spending. Economic factors such as inflation, unemployment, reduced consumer confidence, and changes in disposable income levels could cause consumers to reduce spending on food products generally or to shift spending toward lower-priced alternatives. Additionally, our planned expansion into retail and foodservice channels means that our success will depend in part on the financial health of retailers and restaurants, which are themselves vulnerable to economic conditions. If economic conditions deteriorate or if consumer spending patterns shift unfavorably, our sales could decline and our business, financial condition, and results of operations could be materially adversely affected.

Our business is vulnerable to disruptions caused by events beyond our control, including pandemics, natural disasters, extreme weather events, geopolitical conflicts, terrorism, and other force majeure events. Such events could disrupt our supply chain, prevent access to manufacturing facilities, restrict distribution channels, reduce consumer demand, or otherwise interfere with our operations. The COVID-19 pandemic demonstrated how global health crises can significantly impact food supply chains, retail operations, and foodservice establishments. Our planned operations across multiple geographic regions, including the United States, Brazil, and international markets, may increase our exposure to such risks. We may not have adequate insurance coverage to compensate for losses caused by such events, and our business continuity plans may prove inadequate. Any significant disruption to our operations could result in lost revenue, increased costs, and damage to our business and reputation.

An investment in our securities is highly speculative and involves a high degree of risk. You should invest only if you can afford a complete loss of your investment. Our securities should not be purchased by anyone who cannot bear the economic risk of this investment for an indefinite period of time. There is no assurance that we will be able to achieve our business objectives or that the value of our securities will increase. Given our early stage of development, limited operating history, history of losses, and the numerous risks described in this offering, there is a substantial risk that we will not succeed and that you could lose your entire investment. You should not invest unless you can afford to lose your entire investment.

There is no public market for our securities, and none is expected to develop in the foreseeable future. The securities offered have not been registered under the Securities Act of 1933 or any state securities laws and are being offered and sold in reliance on exemptions from registration requirements. As a result, the securities are subject to restrictions on transfer and may not be sold or transferred except in compliance with applicable securities laws. Investors will be required to hold the securities for at least one year from the date of purchase, and even after that period, transfers will be restricted and may require compliance with additional exemptions or registration requirements. Additionally, even if a secondary market were to develop, there can be no assurance that you would be able to find a buyer for your securities or that any sale could be completed at a favorable price. Investors should be prepared to hold these securities indefinitely and to bear the financial risks of this investment for an extended period of time.

The plant-based food industry, and specifically the plant-based seafood segment, is highly competitive and rapidly evolving. We face competition from established food companies with substantially greater financial resources, manufacturing capabilities, distribution networks, marketing budgets, and brand recognition than we possess. Many of our competitors have longer operating histories, larger customer bases, and greater name recognition. Additionally, we compete with traditional seafood products and other protein alternatives. Larger competitors may be able to devote greater resources to the development, promotion, and sale of their products, respond more quickly to changes in customer preferences, or adopt more aggressive pricing strategies. New competitors may also enter the market, including well-capitalized startups and established food companies expanding into plant-based alternatives. If we are unable to compete effectively, we may be unable to gain or maintain market share, which would adversely affect our business, financial condition, and results of operations. We may be forced to modify our business strategy, product offerings, and sales plans in response to competitive pressures.

Our success depends on consumers' willingness to purchase and repeatedly consume plant-based salmon products as an alternative to traditional seafood or other protein sources. The market for plant-based seafood alternatives is still emerging and evolving, and consumer acceptance of these products is not yet well established. Consumer preferences in the food industry can be difficult to predict and are subject to change based on taste preferences, pricing, nutritional considerations, environmental concerns, and numerous other factors. Our products may not achieve the taste, texture, nutritional profile, or price point necessary to drive sustained consumer adoption. Additionally, our business plan contemplates achieving specific retail velocity targets and foodservice menu penetration rates, but there can be no assurance that we will achieve these targets. If consumers do not accept our products or if demand is lower than anticipated, our revenue will be adversely affected and we may be unable to achieve our business objectives or become profitable.

Our business depends on our ability to source raw materials, ingredients, and components necessary to manufacture our plant-based salmon products, as well as our ability to establish and maintain relationships with manufacturing facilities and co-packers. Our business plan includes installing manufacturing equipment in facilities in both the United States and Brazil, which will require us to establish and maintain relationships with facility operators and ensure consistent production quality across multiple locations. Disruptions in the supply chain due to global events, natural disasters, geopolitical instability, transportation challenges, labor shortages, or other factors could result in delays or inability to obtain necessary materials or manufacturing capacity. Any significant interruption in our supply chain or manufacturing operations could prevent us from producing and delivering products to customers in a timely manner, which could result in lost sales, damage to customer relationships, and harm to our reputation. Additionally, if we are unable to source materials or manufacturing services at acceptable costs, our margins and profitability could be adversely affected.

manufacturing services at acceptable costs, our margins and profitability could be adversely affected.

As a food manufacturing and distribution company, we are subject to extensive regulation by federal, state, local, and international governmental authorities, including the U.S. Food and Drug Administration, the U.S. Department of Agriculture, and comparable foreign regulatory agencies. These regulations govern many aspects of our business, including food safety, manufacturing practices, labeling, marketing claims, ingredient sourcing, facility inspections, and product recalls. We must comply with the Food Safety Modernization Act, Good Manufacturing Practices, Hazard Analysis and Critical Control Points requirements, and numerous other food safety and quality standards. Our planned expansion into international markets, including Asia, Latin America, and Israel, will subject us to additional foreign regulatory requirements that may differ significantly from U.S. regulations. Compliance with these regulations requires significant resources and expertise. Any failure to comply with applicable food safety regulations could result in warning letters, product recalls, seizures, injunctions, civil penalties, criminal prosecution, or restrictions on our ability to manufacture or distribute our products. Changes to existing regulations or the adoption of new regulations could increase our compliance costs, require reformulation of our products, or otherwise adversely affect our operations.

Our success depends in part on our ability to protect our proprietary formulations, manufacturing processes, and other intellectual property related to our plant-based salmon products. We rely primarily on trade secrets, proprietary know-how, and confidential information to protect our competitive position. Unlike patents, trade secrets are not registered with any governmental authority and can be difficult to protect. We cannot be certain that the steps we have taken or will take to protect our trade secrets and proprietary information will be sufficient to prevent misappropriation or independent development by others. Employees, consultants, or business partners may breach confidentiality obligations, or our trade secrets may otherwise become known to or independently developed by competitors. Additionally, the plant-based food industry is subject to intellectual property disputes, and we could face claims that our products or processes infringe on the intellectual property rights of others. Defending against such claims, even if meritless, could be costly and time-consuming and could divert management's attention from operating our business. If we are unable to adequately protect our intellectual property or if we become subject to infringement claims, our competitive position and business prospects could be materially harmed.

Our business plan includes expansion into international markets, including Asia, Latin America, and Israel, as well as establishing manufacturing operations in Brazil. International operations subject us to a variety of risks that we do not face in domestic operations, including compliance with foreign regulatory requirements and food safety standards, currency exchange rate fluctuations, difficulties in staffing and managing foreign operations, political and economic instability, trade restrictions and tariffs, difficulties in collecting accounts receivable, potentially adverse tax consequences, and challenges in protecting intellectual property rights in foreign jurisdictions. We have limited experience operating in international markets, and the costs and difficulties of managing international operations may be greater than we anticipate. Additionally, our planned manufacturing facility in Brazil will require us to navigate Brazilian regulatory requirements, labor laws, and business practices, which may differ significantly from those in the United States. If we are unable to successfully manage these international expansion risks, our business, financial condition, and results of operations could be adversely affected.

Our success depends heavily on the continued services and performance of our founders and key management personnel. We currently have only three employees, which means that the loss of any one person could have a disproportionately significant impact on our operations and ability to execute our business plan. Oshi also has a fully owned subsidiary with an additional ten employees. Our small team size also means that key personnel must perform multiple critical functions, and we have limited redundancy or backup for essential business operations. We do not maintain key person life insurance on any of our personnel. Additionally, as we seek to expand our operations across retail, foodservice, and manufacturing channels, we will need to attract, hire, train, and retain additional qualified personnel. There can be no assurance that we will be successful in attracting and retaining the personnel we require to successfully grow our business, particularly given our early stage and limited resources. Competition for qualified personnel in the food technology and plant-based food sectors is intense, and larger, more established competitors may be better positioned to attract talent.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If the minimum target is raised, Oshi intends to allocate proceeds primarily to near-term operational priorities: approximately 7.9% to the Wefunder platform fee, approximately 42% to extending operating runway and working toward gross profitability on production, approximately 30% to retail expansion (including initial placements and marketing activations), approximately 12% to foodservice growth targeting vegan-friendly venues, and approximately 8.1% to manufacturing improvements at existing facilities. Allocations are estimates; management retains discretion to adjust based on business conditions.

If we raise: **$932,000**

Use of Proceeds: If the maximum target or oversubscription amount is raised, Oshi expects to broaden its deployment across all growth channels: approximately 7.9% to the Wefunder platform fee, approximately 25% to operating runway and gross profitability initiatives, approximately 33% to expanded retail operations including white-label SKUs and international markets, approximately 17% to aggressive foodservice expansion, and approximately 17.1% to installing machinery in a second manufacturing facility in Brazil and upgrading existing US production capacity. Management retains discretion to reallocate among these uses as circumstances warrant.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $18,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Oshi Inc. is offering up to 247,683 shares of stocks, at a price per share of $3.76287.

The campaign maximum is $932,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

- ☐ Yes
- ☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

- Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
- Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	7,593,524	1,051,663	☑
Series Seed Preferred Stock	1,549,312	800,450	☑
Series Pre-Seed Preferred Stock	525,994	452,580	☑
Series A Preferred Stock	4,057,328	2,363,133	☑

Class of Security	Total Pool	Issued
Warrants	13710	
Options	478,430	—

Describe any other rights:

Common Stock: One vote per share; entitled to dividends and distributions after payment of Seed and Pre-Seed liquidation preferences; residual liquidation rights on pro rata basis.

Seed Preferred Shares: Voting, dividend, and other rights on as-converted basis; 6% non-cumulative dividend preference; liquidation preference equal to greater of original issue price or as-converted value; convertible to ordinary shares at original issue price (anti-dilution adjustments); auto-converts on qualified IPO or majority consent.

Pre-Seed Preferred Shares: Same rights as Seed Preferred Shares: voting on as-converted basis, 6% non-cumulative dividend preference, liquidation preference (greater of OIP or as-converted), convertible to ordinary shares, auto-converts on qualified IPO or majority consent. The Series A Preferred Stock carries liquidation preference senior to the Company's existing preferred and common shares, entitling holders to the greater of their original investment amount (plus a 6% non-compounded annual dividend) or the amount that would have been received upon conversion to common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

N/A

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
4/2026	Regulation D, Rule 506(b)	Priced Round	$43,000	General operations
5/2026	Regulation D, 506(b)	Priced Round	$0	General operations
5/2026	Regulation D, 506(b)	Priced Round	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Parent holding company of Oshi Technologies Ltd. (formerly Plantish Ltd.), an Israeli company developing technology for production of plant-based fish substitutes (fillets made solely from plant-based ingredients).

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of April 30, 2026, we had cash and cash equivalents of approximately $3,185,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $3,836,000 and our current and non-current liabilities, as reflected in available financial statement fields, were $6,581,000.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $1,725,000.

Based on our current operations, we have a monthly net burn rate of approximately $345,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway includes:

Buying inventory of other direct costs
Increasing production capacities and marketing efforts

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating



expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we have no current outstanding indebtedness. Our $4,955,000 convertible note, $5,747,000 including accrued interest, recently converted into equity as a part of our Series A Preferred Equity financing. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $7,955,000.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

Since the date of the financial statements included in this offering statement, there were no material changes other than the initial closing of the Series A financing, pursuant to which $3,000,000 was raised.

Impact of This Offering

The proceeds from this offering are expected to be used to scale its plant-based salmon platform across retail, foodservice, and manufacturing, while extending operational runway and reaching gross profitability on production. Retail: Fund ~1-2 years of full retail operations, including placement in. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(bb), which provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance on Temporary Rule 201(bb) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not currently available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Refer to Appendix C, Financial Statements.

I, Ofek Chana Ron, certify that:

(1) the financial statements of Oshi Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Oshi Inc. included in this Form reflects accurately the information reported on the tax return for Oshi Inc. filed for the most recently completed fiscal year.

Ofek Chana Ron

Ofek Chana Ron
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: ⓘ

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.oshi.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement

- Oshi Inc Subscription Agreement

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

- Abraham Meizler

- Dr. Sam Bernhardt

- Eli Korzero

- Eyal Briller

- Merav Rotem Naaman

- Ofek Chana Ron

- Yaron Samid

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    SPV Subscription Agreement
    Oshi Inc Subscription Agreement
Appendix C: Financial Statements
Appendix D: Director & Officer Work History
    Abraham Meizler
    Dr. Sam Bernhardt
    Eli Korzero
    Eyal Briller
    Merav Rotem Naaman
    Ofek Chana Ron
    Yaron Samid

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Oshi Inc.

By

Ofek Ron

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ofek Ron

CEO
5/18/2026

Eyal Briller

Board Director
5/18/2026

Eli Kotzero

CFO
5/18/2026

Yaron Samid

Managing Partner
5/19/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.